Mail Stop 6010

February 8, 2007

Mr. Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois

      RE: **Methode Electronics, Inc.**
               Form 10-K for the fiscal year ended April 30, 2006
               Filed July 13, 2006
               File No. 0-02816

Dear Mr. Koman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant